Exhibit 99.1

FOR IMMEDIATE RELEASE

MoneyHero Announces Leadership Transition

SINGAPORE, 2 April 2026 — MoneyHero Limited (NASDAQ: MNY) (“MoneyHero” or the “Company”), a leading tech- and AI-powered personal finance aggregation and comparison platform and a digital insurance brokerage provider in Greater Southeast Asia, today announced that the Company’s Board of Directors (the “Board”) has appointed Mr. Danny Leung, Chief Financial Officer, to also serve as Interim Chief Executive Officer, effective 2 April 2026 (Singapore time).

Mr. Leung succeeds Mr. Rohith Murthy, whose tenure as Chief Executive Officer has concluded. Mr. Murthy continues to serve as a Director on the Board. The Board has initiated a comprehensive search to identify a permanent Chief Executive Officer and is confident of the management team’s ability to execute during this period.

Mr. Kenneth Chan, Chairman of the Board, commented, “On behalf of the Board, I want to thank Rohith for his dedication and service over the years. As MoneyHero continues to progress, it is an appropriate time to evolve our leadership team to better serve our shareholders and broad user community. Danny’s extensive financial experience and deep understanding of MoneyHero’s operations make him well-suited to lead during this transition and to support the execution of our long-term strategy and ensure continuity for our customers, partners, and shareholders. We appreciate Rohith’s contributions throughout his long tenure in various senior roles within MoneyHero and wish him well in his future endeavors.”

“I am honored to step into this role and support MoneyHero during this important transition,” said Mr. Leung. “I look forward to working closely with the talented team to continue delivering value for our customers, partners, and shareholders while the Board conducts its search for a permanent Chief Executive Officer.”

Mr. Leung joined MoneyHero in 2024 as Group Director of Finance, where he was responsible for developing and managing the Company’s financial systems. He served as Interim Chief Financial Officer beginning in December 2024, and was appointed Chief Financial Officer in October 2025. Prior to joining MoneyHero, Mr. Leung was the Senior Financial Controller of Marga Group, where he worked closely with the Chairman and CEO to oversee financial operations and drive growth within the telecommunications and property development sectors. Before Marga Group, Mr. Leung was a Financial Controller with Kontafarma China Holdings Ltd, where he helped the business aggressively, but prudently expand through numerous successful acquisitions. He started his career as Internal Audit Manager with Lee Kum Kee, and earlier as an Audit Manager with the global consulting firm, Deloitte Touche Tohmatsu. Mr. Leung holds a BBA from the University of Toronto and an MBA from the University of Hong Kong.

About MoneyHero

MoneyHero Limited (NASDAQ: MNY) is a tech- and AI-powered personal finance aggregation and comparison platform that provides consumers with actionable insights to discover, compare, and choose the best financial products with confidence — bringing data intelligence and seamless digital access across insurance and banking solutions. The Company operates in Singapore, Hong Kong, Taiwan and the Philippines. Its brand portfolio includes B2C platforms MoneyHero, SingSaver, Money101, Moneymax and Seedly, as well as the B2B platform Creatory. The Company also retains an equity stake in Malaysian fintech company, Jirnexu Pte. Ltd., parent company of Jirnexu Sdn. Bhd., the operator of RinggitPlus, Malaysia’s largest operating B2C platform. MoneyHero had over 260 commercial partner relationships as at 30 September 2025, and had approximately 5.1 million Monthly Unique Users across its platform for the three months ended 30 September 2025. The Company’s backers include Peter Thiel—co-founder of PayPal, Palantir Technologies, and the Founders Fund—and Hong Kong businessman, Richard Li, the founder and chairman of Pacific Century Group. To learn more about MoneyHero and how the innovative fintech company is driving APAC’s digital economy, please visit www.MoneyHeroGroup.com

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the United States federal securities laws. All statements other than statements of historical fact contained in this communication, including, but not limited to, statements as to the Group’s intentions and future activities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. All forward-looking statements are based upon estimates and forecasts and reflect the views, intentions, assumptions, expectations, and opinions of the Company, which are all subject to change due to various factors including, without limitation, changes in general economic conditions. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The forward-looking statements contained in this communication are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in business, market, financial, political and legal conditions; the Company’s ability to attract a new CEO; and competitive pressures in and any disruption to the industries in which the Company and its subsidiaries (the “Group”) operates. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s annual report for the year ended 31 December 2024 on Form 20-F (File No.: 001-41838), registration statement on Form F-1 (File No.: 333-275205), and other documents to be filed by the Company from time to time with the U.S. Securities and Exchange Commission. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Investor Relations Contact

IR@MoneyHeroGroup.com

Media Relations Contact

Press@MoneyHeroGroup.com